UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES ACT OF 1934

IHEARTMEDIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	26-0241222
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20880 Stone Oak Parkway San Antonio, Texas	78258
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series A Preferred Stock Purchase Rights	NASDAQ Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number

to which this form relates:              (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1 Description of Registrant’s Securities to be Registered.

On May 5, 2020, the board of directors (the “Board”) of iHeartMedia, Inc., a Delaware corporation (the “Company”), authorized and declared a dividend distribution of (i) one (1) Class A right (a “Class A Right”) for each outstanding share of Class A Common Stock, par value $0.001 per share, of the Company (the “Class A Common Stock”), (ii) one (1) Class B right (a “Class B Right”) for each outstanding share of Class B Common Stock, par value $0.001 per share, of the Company (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”) and (iii) one (1) Warrant right (a “Warrant Right,” and together with the Class A Rights and Class B Rights, the “Rights”) for each of the Company’s outstanding warrants, issued pursuant to the Joint Plan of Reorganization of the Company and certain of its affiliates, as confirmed on January 22, 2019, by order of the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Warrants”), to holders of record at the close of business on May 18, 2020 (the “Record Date”).

Each Class A Right entitles the registered holder to purchase from the Company, when exercisable and subject to adjustment, a unit consisting of one one-hundredth (1/100) of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), at a purchase price of $50.00 per Unit, subject to adjustment (the “Series A Purchase Price”). Each Class B Right entitles the registered holder to purchase from the Company, when exercisable and subject to adjustment, a Unit of Series B Junior Participating Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock,” and together with the Series A Preferred Stock, the “Preferred Stock”), at a purchase price of $50.00 per Unit, subject to adjustment (the “Series B Purchase Price”). Each Warrant Right entitles the registered holder to purchase from the Company when exercisable and subject to adjustment, one (1) Warrant, at a purchase price of $50.00 per Warrant, subject to adjustment (the “Warrant Purchase Price”). The description and complete terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of May 6, 2020, between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”).

The following is a summary of the material terms of the Rights Agreement.

Rights Certificates; Exercise Period; Term.

Initially, the Rights will be attached to all Common Stock and Warrant certificates representing shares and Warrants then outstanding (or, for book entry shares of Common Stock or Warrants, the Rights will be represented by notations in the respective book entry accounts), and no separate rights certificates (“Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and Warrants and a distribution date for the Rights (the “Distribution Date”) will occur upon the earlier of the (i) tenth (10th) business day following a public announcement (or, if the tenth (10th) business day after such public announcement occurs before the Record Date, the close of business on the Record Date) that a person or group of affiliated or associated persons (such person or group being an “Acquiring Person”) has acquired beneficial ownership of ten percent (10%) or more of the outstanding shares of Class A Common Stock (or twenty percent (20%) or more of the outstanding shares of Class A Common Stock in the case of passive institutional investors reporting beneficial ownership on Schedule 13G (a “Schedule 13G Institutional Investor”) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)), other than as a result of (a) pre-existing beneficial ownership in excess of the applicable threshold (in which case such person shall become an Acquiring Person upon acquisition of an additional one percent (1%) of the outstanding shares of Class A Common Stock), (b) repurchases of Common Stock or securities convertible or exchangeable into Common Stock by the Company, (c) certain inadvertent actions by Schedule 13G Institutional Investors, and certain other stockholders or (d) certain other situations (as specified in the Rights Agreement) and (ii) tenth (10th) business day (or such later date as the Board may determine) following the commencement of a tender or exchange offer by any person (other than certain exempt persons specified in the Agreement) that would result in a person or group becoming an Acquiring Person. The Rights Agreement defines beneficial ownership of Class A Common Stock broadly to include, without limitation, shares of Class A Common Stock into which any shares of Class B Common Stock or Warrants beneficially owned by a potential Acquiring Person may be converted. For purposes of the Rights Agreement, any calculation of the number of shares of Common Stock outstanding at any particular time, including for purposes of determining the particular percentage of the then-outstanding shares of Class A Common Stock of which any person is the beneficial owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Exchange Act, as in effect on the date hereof and, for the avoidance of doubt, shares of Class A Common Stock into which any shares of Class B Stock or Warrants shall be deemed to be then-outstanding for the purpose of computing the percentage of outstanding Class A Common Stock beneficially owned by a potential Acquiring Person, but shall not be deemed to be then-outstanding for the purpose of computing the shares of Class A Common Stock beneficially owned by any other person. In determining beneficial ownership for purposes of such calculation, the definition described above shall be used and not the definition in Rule 13d-3 under the Exchange Act, and, for the avoidance of doubt, the definition beneficial ownership of shares of Class A Common Stock then outstanding under the Rights Agreement shall include ownership of any shares of Class B Common Stock or any outstanding Warrants.

Until the Distribution Date, (i) the Class A Rights will be evidenced by the Class A Common Stock certificates, the Class B Rights will be evidenced by the Class B Common Stock certificates and the Warrant Rights will be evidenced by the Warrant certificates (or, for book entry shares of Common Stock or Warrants, by the notations in the respective book entry accounts) and will be transferred with, and only with, such Common Stock and Warrant certificates, (ii) new Common Stock and Warrant certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference (for book entry shares of Common Stock and Warrants, this legend will be contained by the notations in book entry accounts) and (iii) the surrender for transfer of any certificates for Common Stock or Warrants outstanding will also constitute the transfer of the Rights associated with the Common Stock or Warrants represented by such certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock or Warrants will be issued.

The Rights are not exercisable until the Distribution Date and will expire on May 5, 2021, unless the Rights are earlier redeemed, exchanged or terminated.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock and Warrants (or notices will be provided to holders of book entry shares of Common Stock or Warrants) as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock and Warrants issued prior to the Distribution Date will be issued with the Rights.

Flip-in Trigger.

In the event that a person or group of affiliated or associated persons becomes an Acquiring Person (a “Flip-In Event”), (i) each holder of a Class A Right will thereafter have the right to receive, upon exercise, Class A Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two (2) times the Series A Purchase Price, (ii) each holder of a Class B Right will thereafter have the right to receive, upon exercise, Class B Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two (2) times the Series B Purchase Price and (iii) each holder of a Warrant Right will thereafter have the right to receive, upon exercise, Warrants (or in certain circumstances cash, property or other securities of the Company) having a value equal to two (2) times the Warrant Purchase Price. Notwithstanding any of the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or certain of its transferees will be null and void and any holder of any such Rights (including any purported transferees or subsequent holders) will be unable to exercise or transfer any such Rights. Rights are not exercisable following the occurrence of a Flip-In Event until such time as the Rights are no longer redeemable by the Board as set forth below.

Flip-over Trigger.

In the event that, at any time following a Flip-In Event, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) fifty percent (50%) or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, in accordance with the terms of the Rights Agreement, common stock of the acquiring company having a value equal to two (2) times the exercise price of the Right. However, Rights are not exercisable until such time as the Rights are no longer redeemable by the Board as set forth below. The events set forth in this paragraph and in the preceding paragraph are referred to as the “Triggering Events.”

Exchange Feature.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of beneficial ownership of fifty percent (50%) or more of the outstanding shares of Class A Common Stock, the Board may exchange the Rights (other than Rights that have become null and void and nontransferable as described above), in whole or in part, at an exchange ratio of (i) one (1) share of Class A Common Stock per Class A Right, or, if the Company has insufficient authorized Common Stock, one (1) Unit of Series A Preferred Stock (or, among other things, of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges) per Class A Right, (ii) one (1) share of Class B Common Stock per Class B Right, or, if the Company has insufficient authorized Common Stock, one (1) Unit of Series B Preferred Stock (or, among other things, of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Class B Right and (iii) one (1) Warrant per Warrant Right (or, among other things, a warrant having equivalent rights preferences and privileges) (in each case, subject to adjustment). The Board may also authorize the creation of a trust in order to facilitate the exchange of Common Stock and Warrants for the Rights.

Certain Adjustments.

In order to preserve the actual or potential economic value of the Rights, the number of Preferred Shares, Warrants or other securities issuable upon exercise of the Right, the Purchase Price, the Redemption Price and the number of Rights associated with each outstanding share of Common Stock or Warrant are all subject to adjustment by the Board pursuant to certain customary anti-dilution provisions.

Redemption Rights.

At any time prior to the earlier to occur of (i) ten (10) business days following a Flip-In Event (or, if a Flip-In Event shall have occurred prior to the Record Date, the close of business on the tenth (10th) business day following the Record Date) and (ii) the expiration of the Rights Agreement, the Board may redeem all but not less than all of the then-outstanding Rights at a price of $0.001 per Right (payable in cash, Common Stock or Warrants (as applicable) or other consideration deemed appropriate by the Board), subject to adjustment as provided in the Rights Agreement (the “Redemption Price”). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment of Rights.

Subject to certain exceptions specified in the Rights Agreement, for so long as the Rights are then redeemable, the terms of the Rights and the Rights Agreement may be amended without the approval of any holder of the Rights. Subject to certain exceptions specified in the Rights Agreement, after the Rights are no longer redeemable, the provisions of the Rights Agreement may be amended by the Company, including to shorten or lengthen any time period under the Rights Agreement, so long as no such amendment adversely affects the interests of the holders of the Rights.

Certain Anti-Takeover Effects.

The Rights are not intended to prevent a takeover of the Company and should not interfere with any merger or other business combination approved by the Board. However, the Rights may cause substantial dilution to a person or group that acquires beneficial ownership of ten percent (10%) (or twenty percent (20%) in the case of a Schedule 13G Institutional Investor) or more of the outstanding Class A Common Stock. As a result, the overall effect of the Rights may be to render more difficult or discourage a merger, tender offer or other business combination involving the Company that is not supported by the Board.

Miscellaneous.

Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including the right to vote or to receive dividends in respect of the Rights. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock or Warrants, as applicable (or such other consideration as the Board may select), or for common stock of an acquiring company or in the event of the redemption of the Rights as set forth above.

The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Company’s Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, dated May 6, 2020 the Company’s Certificate, Designation, Preferences and Rights of Series B Junior Participating Preferred Stock, dated May 6, 2020 and the Rights Agreement, copies of which have been filed as Exhibits 3.1, 3.2 and 4.1, respectively, to the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission on May 8, 2020 and are incorporated herein by reference. A copy of the Rights Agreement is available free of charge from the Rights Agent.

Item 2 Exhibits.

Exhibit Number	Description

3.1	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Form 8-K filed by iHeartMedia, Inc. on May 8, 2020)

3.2	Certificate of Designation, Preferences and Rights of Series B Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.2 to the Form 8-K filed by iHeartMedia, Inc. on May 8, 2020)

4.1	Rights Agreement, dated as of May 6, 2020, between iHeartMedia, Inc. and Computershare Trust Company, N.A., as Rights Agent (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by iHeartMedia, Inc. on May 8, 2020)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

IHEARTMEDIA, INC.

Dated: May 8, 2020	By:	/s/ Paul McNicol
Paul McNicol
Executive Vice President, General Counsel and Secretary